UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934

The York Water Company
(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	23-1242500
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

130 Market Street
York, Pennsylvania 17405
(Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered
Preferred Share Purchase Rights	The NASDAQ Stock Market LLC
(NASDAQ Global Select Market)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	None

Securities to be registered pursuant to Section 12(g) of the Exchange Act:	None

Item 1.                                Description of Registrant’s Securities to be Registered

On December 15, 2008, the Board of Directors of The York Water Company (the “Company”) declared a dividend distribution of one Right for each outstanding share of Common Stock, without par value (each, a “Common Share”), of the Company to stockholders of record at the close of business on January 24, 2009.  Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a “Unit”) of the Series B Junior Participating Preferred Shares, without par value, of the Company (the “Preferred Shares”), or a combination of securities and assets of equivalent value, at a Purchase Price of $60.00 per Unit, subject to adjustment.  The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent.

Initially, ownership of the Rights will be evidenced by the Common Share certificates representing shares then outstanding, and no separate Rights Certificates will be distributed.  The Rights will separate from the Common Shares and a Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (the “Stock Acquisition Date”), or (ii) the close of business on such date as may be fixed by the Board of Directors, which date shall not be more than 65 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Common Shares.  Until the Distribution Date, (i) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (ii) new Common Share certificates issued after January 24, 2009 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 24, 2019, unless the Rights Agreement is extended by the Board by amendment to the Rights Agreement, unless earlier redeemed by the Company as described below or unless a transaction under Section 13(d) of the Rights Agreement has occurred.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.  Except as otherwise determined by the Board of Directors, and except in connection with the exercise of employee stock options or stock appreciation rights or under any other benefit plan for employees or directors or in connection with the exercise of warrants or the conversion of convertible securities, only Common Shares issued after January 24, 2009 and prior to the Distribution Date will be issued with Rights.

Except in the circumstances described below, after the Distribution Date each Right will be exercisable for one one-hundredth of a Preferred Share (a “Preferred Share Fraction”). The voting and dividend rights of the Preferred Shares are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Shares of the Company.  In lieu of issuing certificates for Preferred Share Fractions which are less than an integral multiple of one Preferred Share (i.e., 100 Preferred Share Fractions), the Company may pay cash representing the current market value of the Preferred Share Fractions.

In the event that at any time following the Stock Acquisition Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Shares remain outstanding, (ii) a Person becomes the beneficial owner of more than 20% of the then outstanding Common Shares other than pursuant to a tender offer that provides fair value to all stockholders, (iii) an Acquiring Person engages in one or more “self-dealing” transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs that results in such Acquiring Person’s ownership interest being increased by more than 1% (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.  In lieu of requiring payment of the Purchase Price upon exercise of the Rights following any such event, the Company may permit the holders simply to surrender the Rights, in which event they will be entitled to receive Common Shares (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full Purchase Price.  Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in clauses (i), (ii), (iii) or (iv) of this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person who was involved in the transaction giving rise to any such event will be null and void.  However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, assuming an exercise price of $60 per Right, each Right not otherwise voided following an event set forth in the preceding paragraph would entitle its holder to purchase $120 worth of Common Shares (or other consideration, as noted above) for $60.  Assuming that the Common Shares had a per share value of $30 at such time, the holder of each valid Right would be entitled to purchase four Common Shares for $60.  Alternatively, the Company could permit the holder to surrender each Right in exchange for stock or cash equivalent to two Common Shares (with a value of $60) without the payment of any consideration other than the surrender of the Right.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger that is described in, or that follows a tender offer or exchange offer described in, the second preceding paragraph), or (ii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to two times the exercise price of the Right.  Again, provision is made to permit surrender of the Rights in exchange for one-half of the value otherwise purchasable.  The events set forth in this paragraph and in the second preceding paragraph are referred to as the “Triggering Events.”

The Purchase Price payable and the number of Units of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) if holders of the Preferred Shares are granted certain rights or warrants to subscribe for Preferred Shares or convertible securities at less than the current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.  No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading date prior to the date of exercise.

At any time after a Person becomes an Acquiring Person and prior to the acquisition by such Person or group of fifty percent (50%) or more of the outstanding Common Shares, the Board may exchange all or part of the Rights (other than Rights held by such Person or group which may have become void), in whole or in part, for Common Shares having a value equal to the spread between the value of Common Shares issuable upon exercise of a Right and the exercise price.

At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment.  That ten day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable.  Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company so long as the rights are redeemable by the Board except to reduce the redemption price.  After such time, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Item 2.                                Exhibits

Exhibit No.	Exhibit Description
4.1
Rights Agreement, dated as of January 24, 2009, between The York Water Company and American Stock Transfer & Trust Company, LLC (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed January 26, 2009).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE YORK WATER COMPANY

Date: January 26, 2009	By:	/s/Kathleen M. Miller
Kathleen M. Miller
Chief Financial Officer

Exhibit Index

Exhibit No.	Exhibit Description
4.1

Rights Agreement, dated as of January 24, 2009, between The York Water Company and American Stock Transfer & Trust Company, LLC (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed January 26, 2009).